July 9, 2025

Writer’s Direct Dial Number – (213) 830-4392

Ms. Shandy Pumphrey

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:   Response to comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) on (1) Form N-PX, (2) Form N-CEN, and (3) Form N-CSR for the fiscal year ended October 31, 2024, including the Tailored Shareholder Reports (“TSR”), for the nineteen mutual funds listed in Appendix A (each, a “Fund,” and collectively, the “Funds”) of The Payden & Rygel Investment Group (the “Trust”).

Dear Ms. Pumphrey,

Thank you for your comments provided to us on May 1, 2025, on filings referenced above. We have set forth each of your comments below, and each comment is followed by the Trust’s response.

1. Comment: Form N-PX indicates that all Funds in the complex held one or more securities it was entitled to vote. Please file a separate Form N-PX for Funds that do not have securities to vote and indicate that the Funds did not hold any securities it was entitled to vote.

Response: We can confirm that on a going forward basis, the Trust will file a Form N-PX for Funds that do not have securities to vote indicating that the Funds did not hold any securities they were entitled to vote, and a separate Form N-PX for Funds which did hold one or more securities they were entitled to vote.

2. Comment: Form N-CSR Item 2 Code of Ethics notes that “A copy of the Supplemental Code of Ethics is also posted on the registrant’s Internet website at www.payden.com.” Please explain in correspondence where on the website is the Code of Ethics located and provide a specific link to the document in the correspondence response.

Response: We acknowledge that we have received this comment previously. As per our statement in Form N-CSR Item 2, effective June 9, 2003, the registrant adopted “The Payden & Rygel Investment Group Supplemental Code of Ethics for Principal Officers and Senior Financial Officers” (the “Supplemental Code of Ethics”). A copy of the Supplemental Code of Ethics was filed as an exhibit to the registrant’s Annual Report on Form N-CSR for the fiscal year-end and reporting period of October 31, 2003. There has been no amendment to the Supplemental Code of Ethics since that time. We confirm that on a going forward basis, references in Item 2 Code of

Ethics of the N-CSR filing indicating that a copy of the Supplemental Code of Ethics is posted on our website in future filings will be removed and we will continue to provide instructions in the N-CSR for shareholders on how to receive a copy of the Supplemental Code of Ethics and explain the manner in which such request may be made.

3. Comment: Please confirm that the Fund has complied with the shareholder notice requirements regarding its return of capital distributions pursuant to Section 19(a) of the Investment Company Act of 1940. Examples include: Core Bond Fund, Strategic Income Fund, Cali Muni, Global Fixed Income, and Emerging Markets Local Bond. The Staff was not able to locate them on the website.

Response: The Trust has to-date posted the IRS Form 8937, which contains the same information, on the www.payden.com website with respect to any return of capital for any Fund.

4. Comment: Please explain why a pricing service is not listed on Form N-CEN, Item C.11, for the Payden Cash Reserves Money Market Fund and explain how money market shares are valued. The Staff notes that the requirements of Rule 2a-7 are not included in the valuation note.

Response: This was an oversight on behalf of the Trust. The Payden Cash Reserves Money Market Fund shares the same pricing services as all of the other Payden Funds. We confirm that on a going forward basis this information will be reflected on Form N-CEN.

5. Comment: Item 4(e)(2) of Form N-CSR discloses “100%” for items (c) and (d), however this paragraph describes situations where the preapproval requirement was waived, not when the preapproval was obtained. Please confirm whether the disclosure is accurate.

Response: We will revise it to 0%.

6. Comment: Item B.22 of Form N-CEN indicates that the Payden Emerging Markets Local Bond Fund had a NAV error for the period ending October 31, 2022 and October 31, 2023. However, the Staff did not locate disclosure in the financial statements related to such error. Please describe the nature and circumstances of the error, the associated internal control implications, any mitigating actions, and amounts reimbursed, if any. In addition, if amounts have been reimbursed, please explain why the Fund has not disclosed these reimbursement amounts in the financial statements citing US GAAP, Regulation S-X, and other accounting guidance.

Response: In November 2023, the Trust became aware of a security setup issue by the Fund’s fund accounting service provider involving an inflation linked bond which was held in the Fund. The security setup failed to account for large increases in inflation rates and therefore, the bond’s original face did not reflect the accumulated increase in the position which caused the bond’s market value to be understated. As a result, for numerous days for the period ending October 31, 2022 and October 31, 2023, the NAV of the Fund had to be restated, and shareholder transactions were reprocessed as appropriate. Consequently, there was a loss to the Fund of $8,144.32 which was reimbursed to the Fund by the fund accounting service provider. Both the Trust and fund accounting service provider have put additional procedures and reconciliations in place to ensure all securities are set up correctly. The lack of disclosure of the reimbursement amounts was an oversight by the Trust.

7. Comment: TSR instruction number 3 to Item 27A(a) of Form N-1A instructs funds to not include information in the annual or semi-annual report other than the disclosure that Item 27A and its instructions require in those reports as applicable. Please explain how including the Funds’ investment objective and the statements that the TSR outlines performance, and positional information meets this requirement.

Response: We confirm that on a going forward basis, we will remove information, other than the disclosures that Item 27A and its instructions require from the TSRs.

8. Comment: In future filings please include the following sentence at the beginning of the TSR-“This [annual or semi-annual] shareholder report contains important information about [the Fund] for the period of [beginning date] to [end date]. You can find additional information about the Fund at [ABC]. You can also request this information by contacting us at [XYZ].” Please ensure that the website address that is included is specific enough to lead investors directly to the particular information about the fund.

Response: We confirm that on a going forward basis, as required by Instruction 4 to Item 27A(b) of Form N-1A, we will add the following statement at the beginning of the TSR – “This [annual or semi-annual] shareholder report contains important information about [the Fund] (the “Fund”) for the period of [beginning date] to [end date]. You can find additional information about the Fund at [ABC]. You can also request this information by contacting us at 800-572-9336.” The website provided in the statement will be specific enough to lead investors directly to their particular fund information.

9. Comment: For the Funds that have new share classes, please explain if the “cost per $10,000 investment” is an annual number or for a partial period and explain why the TSR did not include a footnote to the table to briefly explain that expenses for the full reporting period would have been higher.

Response: This was an oversight on behalf of the Trust. Going forward we will include a footnote to the statement explaining that for new share classes, the “Cost Per $10,000 Investment” is representative of a partial period, and that expenses would be higher if the class had been in operation for the full reporting period.

10. Comment: Please utilize the appropriate taxonomy and tags for items required to be tagged. The Staff notes that the benchmark index for the Payden Core Bond Fund and the Payden Strategic Income Fund was tagged as an additional index instead of being tagged as the broad-based index.

Response: We confirm that on a going forward basis, we will utilize the appropriate taxonomy and tags for items required to be tagged, paying particular attention to the benchmark index tagging for the Funds.

11. Comment: Please disclose the percentages depicted in the pie chart that show “Maturity Weightings (as a % of investments)” as this information would be beneficial to investors.

Response: We confirm that on a going forward basis, we will include a revised chart showing “Maturity Weightings (as a % of investments)”.

12. Comment: Under the Householding section, the TSRs state “If you wish to receive a copy of this document at a new address, contact 800-572-9336”. Please include additional language as noted in Item 27A(j) of Form N-CSR explaining how shareholders who have consented to receive a single annual or semi-annual shareholder report at a shared address may revoke this consent.

Response: We confirm that on a going forward basis, we will include additional language under the Householding section of the TSR explaining how shareholders who have consented to receive a single TSR at a shared address may revoke this consent.

13. Comment: Form N-1A Item 27A(i) Availability of Additional Information states, “Include plain English references to, as applicable, the fund’s prospectus, financial information, holdings, and proxy voting information, including the information described in Instructions 2 and 3 to Item 17(f) of Form N-1A.” Please include references to these items in future TSRs. For the Payden Cash Reserves Money Market Fund, be sure to note where the investor may obtain the most recent twelve months of publicly available information filed on Form N-MFP.

Response: We confirm that on a going forward basis we will include on the TSRs plain English references to the fund’s prospectus, financial information, holdings, and proxy voting information, including the information described in Instructions 2 and 3 to Item 17(f) of Form N-1A, as applicable. With respect to the Payden Cash Reserves Money Market Fund, we will ensure that the refence also notes that the fund’s Form N-MFP can be found on our website.

14. Comment: Instructions 15 to Form N-1A Item 27A(d)2 Availability of Updated Performance Information states “If the Fund provides updated performance information on its website or through other widely accessible mechanisms, direct shareholders to where they can find this information.” Please include this information in the TSR.

Response: We confirm that on a going forward basis we will include a link on the TSRs to the specific website page where a shareholder can find information regarding updated performance information for the Funds.

15. Comment: The TSR adopting release states, “as proposed we are requiring the fund, other than a money market fund to make its complete portfolio holdings, as of the close of the funds’ most recent first and third fiscal quarter, available on a website.” Please add holding reports to the website.

Response: We acknowledge the Staff’s comment regarding the requirement to make complete portfolio holdings as of the close of the fund’s most recent first and third fiscal quarters available on a website, as set forth in the TSR adopting release. We confirm that we have undertaken the necessary steps to comply with this requirement and are working to add the holdings reports to our fund documents page located at https://www.payden.com/prospectus.aspx.

16. Comment: The TSR adopting release states “The new website posting requirement therefore mandates that funds post the information contained in Items 7-11 on the website.” Item 7 was included on the website, but Items 8-11 were not included. Please include on the website the section of the N-CSR that contains the listing of Items 8-11(even if those are not applicable or point to Item 7).

Response: We confirm that on a going forward basis we will include on our website the information contained in Items 7-11 of the N-CSR, even if those are not applicable or point to Item 7.

17. Comment: The registrant states in Item 10. Remuneration Paid to Directors, Officers, and Others of Open-End Management Investment Companies, that this item is not applicable. Please reconcile this statement to the amount paid for trustee fees for each Fund on the Statement of Operation. Additionally, the Staff notes that the Statement of Operation has a line item for trustee fees, with no other information provided. Going forward please have the N-CSR meet the requirements of Item 10, such as disclosing aggregate amounts paid by the Trust to trustees and include this information in Item 10. If the disclosures are included in Item 7, the disclosure should be presented in a format that communicates the information effectively, is clearly distinguished from other material, and is easily accessible. For example, by providing a table of contents with a hyperlink or a page number that points the investor to that information.

Response: Thank you for the comment. On a going forward basis we will include information for Item 10 under that section of the N-CSR and format it in a way that communicates the information effectively, is clearly distinguished from other material, and is easily accessible.

18. Comment: In future filings, please consider including information for Item 11 Statement Regarding Basis for Approval of Investment Advisory Contract, under that section of the N-CSR. If the disclosures are included in Item 7, the disclosure should be presented in a format that communicates the information effectively, is clearly distinguished from other material, and is easily accessible. For example, by providing a table of contents with a hyperlink or a page number that points the investor to that information.

Response: Thank you for the comment. On a going forward basis we will format it in a way that communicates the information effectively, is clearly distinguished from other material, and is easily accessible.

19. Comment: Regarding Item 9 Proxy Disclosures for Open-End Management Investment Companies, a shareholder meeting for the Funds was held in November 2023 to seek shareholder approval for the election of ten trustees. Please explain why there was no response provided on Form N-CSR for Item 9. Please file an amended N-CSR to include the disclosure along with an updated certification.

Response: A lack of response for Form N-CSR Item 9 was an oversight on behalf of the Trust. We will file an amended N-CSR to include the disclosure along with an updated certification.

Very truly yours,

/s/ Reza Pishva

Reza Pishva

Secretary of The Payden & Rygel Investment Group

APPENDIX A

Series ID	Series Name	Registrant Name	Series Name
1	S000011750	The Payden & Rygel Investment Group	Payden Cash Reserves Money Market Fund
2	S000011751	The Payden & Rygel Investment Group	Payden Limited Maturity Fund
3	S000011755	The Payden & Rygel Investment Group	Payden Low Duration Fund
4	S000011758	The Payden & Rygel Investment Group	Payden U.S. Government Fund
5	S000011765	The Payden & Rygel Investment Group	Payden GNMA Fund
6	S000011761	The Payden & Rygel Investment Group	Payden Core Bond Fund
7	S000025162	The Payden & Rygel Investment Group	Payden Corporate Bond Fund
8	S000045226	The Payden & Rygel Investment Group	Payden Strategic Income Fund
9	S000047032	The Payden & Rygel Investment Group	Payden Absolute Return Bond Fund
10	S000042521	The Payden & Rygel Investment Group	Payden Floating Rate Fund
11	S000011767	The Payden & Rygel Investment Group	Payden High Income Fund
12	S000011760	The Payden & Rygel Investment Group	Payden California Municipal Social Impact Fund
13	S000011764	The Payden & Rygel Investment Group	Payden Global Low Duration Fund
14	S000011763	The Payden & Rygel Investment Group	Payden Global Fixed Income Fund
15	S000011762	The Payden & Rygel Investment Group	Payden Emerging Markets Bond Fund
16	S000033934	The Payden & Rygel Investment Group	Payden Emerging Markets Local Bond Fund
17	S000042522	The Payden & Rygel Investment Group	Payden Emerging Markets Corporate Bond Fund
18	S000011766	The Payden & Rygel Investment Group	Payden Equity Income Fund
19	S000022678	The Payden & Rygel Investment Group	Payden Managed Income Fund